NO ACT

PE
12-21-09



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE




10010630

January 29, 2010

Michael F. Lohr
Corporate Secretary
The Boeing Company
100 N Riverside MC 5003-1001
Chicago, IL 60606-1596

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 01-29-2010

Re: The Boeing Company
Incoming letter dated December 21, 2009

Dear Mr. Lohr:

This is in response to your letter dated December 21, 2009 concerning the shareholder proposal submitted to Boeing by the Sisters of St. Francis of Philadelphia; the School Sisters of Notre Dame of St. Louis; the Sisters of Charity of the Blessed Virgin Mary; the Sisters of St. Joseph of Carondelet; Convent Academy of the Incarnate Word; the Congregation of Sisters of St. Agnes; Mercy Investment Program; the Sisters of Mercy, Regional Community of Detroit Charitable Trust; the Sisters of Charity of Saint Elizabeth; the Sisters of St. Joseph of Nazareth, MI; and St. Mary's Institute of O'Fallon. We also have received a letter on the proponents' behalf dated January 20, 2010. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Paul M. Neuhauser
1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

January 29, 2010

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Boeing Company
Incoming letter dated December 21, 2009

The proposal requests the board to review and, if necessary, amend and amplify the company's code of conduct and statements of ethical criteria for military production-related contract bids, awards and contract execution and report the results to shareholders.

There appears to be some basis for your view that Boeing may exclude the proposal under rule 14a-8(i)(1) as an improper subject for shareholder action under applicable state law. It appears that this defect could be cured, however, if the proposal were recast as a recommendation or request to the board of directors. Accordingly, unless the proponents provide Boeing with a proposal revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Boeing omits the proposal from its proxy materials in reliance on rule 14a-8(i)(1).

We are unable to concur in your view that Boeing may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that Boeing may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Boeing may exclude the proposal under rule 14a-8(i)(6). Accordingly, we do not believe that Boeing may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(6).

Sincerely,

Julie F. Rizzo
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

PAUL M. NEUHAUSER

Attorney at Law (Admitted New York and Iowa)

1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

Tel and Fax: (941) 349-6164 Email: *** FISMA & OMB Memorandum M-07-16 ***

January 20, 2010

Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Att: Gregory S. Belliston, Esq.
Special Counsel
Division of Corporation Finance

Via email to shareholderproposals@sec.gov

Re: Shareholder Proposal submitted to The Boeing Company

Dear Sir/Madam:

I have been asked by the School Sisters of Notre Dame (St. Louis Province), the Sisters of Charity of the Blessed Virgin Mary, the Sisters of St. Francis of Philadelphia, St. Mary's Institute of O'Fallon (the Sisters of the Most Precious Blood), the Sisters of St. Joseph Carondelet (St. Louis Province), the Sisters of Charity of St. Elizabeth, the Mercy Investment Program, the Sisters of Mercy Regional Community of Detroit Charitable Trust, the Convent Academy of the Incarnate Word, the Sisters of St. Joseph of Nazareth and the Congregation of Sisters of St. Agnes (hereinafter referred to jointly as the "Proponents"), each of which is a beneficial owner of shares of common stock of The Boeing Company (hereinafter referred to either as "Boeing" or the "Company"), and who have jointly submitted a shareholder proposal to Boeing, to respond to the letter dated December 21, 2009, sent to the Securities & Exchange Commission by the Company, in which Boeing contends that the Proponents' shareholder proposal may be excluded from the Company's year 2010 proxy statement by virtue of Rules 14a-8(i)(1), 14a-8(i)(3) and 14a-8(i)(6).

I have reviewed the Proponents' shareholder proposal, as well as the aforesaid letter sent by the Company, and based upon the foregoing, as well as upon a review of Rule 14a-8, it is my opinion that the Proponents' shareholder proposal, as hereinafter amended, must be included in Boeing's year 2010 proxy statement and that it is not excludable by virtue of any of the cited rules.

The Proponents' shareholder proposal requests the Company to adopt a code of conduct which would establish ethical criteria in bidding for military contracts

---

RULE 14a-8(i)(1)

The Company is technically correct. We agree that, as submitted, the shareholder proposal would run afoul of Rule 14a-8(i)(1) because it could be construed as mandatory rather than precatory. However, it has been the Staff's longstanding position, confirmed in Staff Legal Bulletin No. 14 (July 13, 2001) at Section E. 5., to permit amendment to the proposal to cure any such defect.

Accordingly, I am authorized by the Proponents to, and do hereby by copy of this letter sent to the Company, amend the opening portion of the RESOLVE Clause to read:

> RESOLVED: that the shareholders request the Board to review [remainder of Resolve Clause unchanged].

As thus amended, the Proponents' shareholder proposal does not violate Rule 14a-8(i)(1).

Incidentally, we believe that it was quite unnecessary to spend the shareholders wealth by hiring Richard Layton & Finger to render an opinion on Delaware law since it is well known that shareholders, when asked, will readily agree to make amendments of this type to their proposals.

RULES 14a-8(i)(3) AND 14a-8(i)(6)

The proposal is not vague in that the stockholders and the Board can readily determine what actions the proposal requests.

The Company argues (opening sentence of the second paragraph of Section II of its letter, found on page 5 of the letter) that the Proponents' shareholder proposal "is vague and indefinite because the Board, in implementing the Proposal, would not be able to determine exactly what measures the Proposal requires." The Company reaches this conclusion because it focuses exclusive on the words of the Resolve Clause and fails to acknowledge that most of the Supporting Statement (beginning with the phrase "we recommend that the criteria/standards include") consists of spelling out "exactly what measures the Proposal requires". Indeed, the Company's mischaracterization of the proposal is well illustrated by its statement (lines 3-4, page 5), that "No standard is suggested with respect to what the Board is intended to achieve". This is belied by the Supporting Statement which lists as criteria, *inter alia*, human rights, fair labor standards, sustainability including waste management and toxic releases, stability of employment, respect for cultures where operating, political condition of countries where sales of weapons or duel-use technology are made etc. When the Company does, subsequently acknowledge (second sentence, first full paragraph on page 5) that there are criteria in the eight bullet points in the Supporting Statement, it then contends that these criteria are themselves too vague. Undoubtedly, if they were more specific the Company would argue that the proposal was an attempt to micromanage the company and would thereby be excludable under Rule 14a-8(i)(7). We believe that the Proponents' shareholder proposal successfully steers between the Scylla of vagueness and the Charybdis of micromanaging.

We are confirmed in our belief that the proposal is not vague and indefinite by the fact that a shareholder proposal with an identical Resolve Clause and with substantively identical eight bullet points introduced by the identical phrase "we recommend that the criteria/standards include" was found by the Staff not to be vague and indefinite three years ago in *General Electric Company* (January 31, 2007), despite similar contentions by that registrant (e.g. that several of the bullet points were vague).

In short, the Proponents' shareholder proposal is neither vague nor indefinite.

If it is neither vague nor indefinite, then Boeing's 14a-8(i)(6) argument also fails.

In conclusion, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no action request. We would appreciate your telephoning the undersigned at 941-349-6164 with respect to any questions in connection with this matter or if the staff wishes any further information. Faxes can be received at the same number. Please also note that the undersigned may be reached by mail or express delivery at the letterhead address (or via the email address).

Very truly yours,

Paul M. Neuhauser
Attorney at Law

cc: Michael F. Lohr
Sister Barbara Jennings
Sister Gwen Farry
Gary Brouse
Laura Berry

Michael F. Lohr
Vice President &
Assistant General Counsel
and Corporate Secretary

The Boeing Company
100 N Riverside MC 5003-1001
Chicago, IL 60606-1596

December 21, 2009



BY EMAIL
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549
shareholderproposals@sec.gov

Re: Shareholder Proposal Concerning Ethical Criteria for Military Contracts Submitted by the Sisters of St. Francis of Philadelphia and Other Shareholders for Inclusion in The Boeing Company 2010 Proxy Statement

Dear Sir or Madam:

On October 21, 2009, The Boeing Company ("Boeing," the "Company," "we" or "us") received a shareholder proposal (the "Proposal") from the Sisters of St. Francis of Philadelphia, for inclusion in the proxy statement to be distributed to the Company's shareholders in connection with its 2010 Annual Meeting (the "2010 Proxy Statement"). On November 6, 2009, we received the Proposal from the Sisters of Charity BVM for inclusion in the 2010 Proxy Statement. On November 9, 2009, we received the Proposal from the School Sisters of Notre Dame of St. Louis Province and St. Mary's Institute of O'Fallon for inclusion in the 2010 Proxy Statement. On November 12, 2009, we received the Proposal from the Sisters of St. Joseph Carondelet, the Sisters of Charity of Saint Elizabeth, Mercy Investment Program, the Convent Academy of the Incarnate Word, the Sisters of Mercy, Regional Community of Detroit Charitable Trust, the Sisters of St. Joseph of Nazareth, MI and the Sisters of St. Agnes (together with the Sisters of St. Francis of Philadelphia, the Sisters of Charity BVM, the School Sisters of Notre Dame of St. Louis Province and St. Mary's Institute of O'Fallon, the "Proponents").

This letters serves to inform you that we intend to omit the Proposal from the 2010 Proxy Statement and form of proxy (the "2010 Proxy Materials"). In Parts I, II and III below, we have set forth the reasons that we believe Boeing may omit the Proposal from the 2010 Proxy Materials on substantive grounds under the provisions set forth in Rule 14a-8(i) under the Securities Exchange Act of 1934, as amended (the "Act"). We hereby request that the staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend any enforcement action to the Securities and Exchange Commission (the "Commission") if, in reliance on certain provisions of Rule 14a-8, Boeing excludes the Proposal from its 2010 Proxy Materials. A copy of the correspondence received from the Proponents, including the Proposal, is attached to this letter as **Exhibit A.**


BOEING

In accordance with Section C of Staff Legal Bulletin No. 14D (Nov. 7, 2008), this letter and the Proposal, are being emailed to the Commission at shareholderproposals@sec.gov. As a result, the Company is not enclosing six (6) copies as is ordinarily required by Rule 14a-8(j). The Company presently intends to file its definitive 2010 Proxy Materials on March 12, 2010, or as soon as possible thereafter. Accordingly, pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 calendar days before the Company will file its definitive 2010 Proxy Statement with the Commission.

Also, in accordance with Rule 14a-8(j), we are simultaneously forwarding a copy of this letter, with copies of all enclosures, to the Proponents as notice to the Proponents of the Company's intention to omit the Proposal from the 2010 Proxy Materials. Please fax any response by the Staff to this letter to my attention at (312) 544-2829. We hereby agree to promptly forward to the Proponents any Staff response to this no-action request that the Staff transmits to us by facsimile.

THE PROPOSAL

The proposal relates to ethical criteria for military contracts and states, in relevant part:

> *RESOLVED: that the Board of Directors review and if necessary amend and amplify our Company's code of conduct and statements of ethical criteria for military production-related contract bids, awards and contract execution, and report the results of this process to shareholders within six months of the annual meeting.*

BASES FOR EXCLUSION

I. BOEING MAY EXCLUDE THE PROPOSAL FROM THE 2010 PROXY MATERIALS PURSUANT TO RULE 14A-8(I)(1) BECAUSE THE PROPOSAL IS NOT A PROPER SUBJECT FOR ACTION BY SHAREHOLDERS UNDER DELAWARE LAW

Rule 14a-8(i)(1) permits a company to exclude a shareholder proposal "[i]f the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization." The Company is incorporated under the laws of the State of Delaware. For the reasons set forth below and in the legal opinion regarding Delaware law from Richards, Layton & Finger, P.A., attached to this letter as **Exhibit B** (the "Delaware Law Opinion"), the Company believes the Proposal is excludable under Rule 14a-8(i)(1) because the Proposal is not a proper subject for action by shareholders under the General Corporation Law of the State of Delaware (the "DGCL").

The Proposal is not cast as a recommendation or request, but rather mandates that certain actions be taken by Boeing's Board of Directors (the "Board"), including that the Board must "review" and "if necessary amend and amplify" the Company's code of conduct, and that the Board must then "report the results" to shareholders within six months of the 2010 annual meeting. In 1976, the Commission provided in an Exchange Act release that


BOEING

> proposals by security holders that mandate or direct the board to take certain action may constitute an unlawful intrusion on the board's discretionary authority under the typical statute. On the other hand, however, proposals that merely recommend or request that the board take certain action would not appear to be contrary to the typical state statute, since, such proposals are merely advisory in nature and would not be binding on the board even if adopted by a majority of the security holders.

Exchange Act Release No. 34-12999 (Nov. 22, 1976). The Note to paragraph (i)(1) of Rule 14a-8 further provides, in relevant part, that "some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders."

As noted in the Delaware Law Opinion, Section 141(a) of the DGCL provides that the business and affairs of a Delaware corporation shall be managed by or under the direction of the board of directors, except as otherwise provided in the certificate of incorporation. Consequently, because the Proposal would require Board action, it constitutes a shareholder effort to regulate directly, and in a mandatory manner, the conduct of business that the DGCL entrusts to the Company's Board. It is therefore not a proper subject for action by shareholders under the DGCL.

The Staff has consistently concurred with the view that a shareholder proposal that mandates or directs a company's board of directors to take certain action is inconsistent with the authority granted to a board of directors. For example, the Staff previously concurred that a shareholder proposal identical to the Proposal was excludable as an improper subject for shareholder action under applicable state law. *General Electric Corporation* (Jan. 31, 2007). *See also International Paper Co.* (Mar. 1, 2004) (a proposal requiring that none of the five highest paid executives and any non-employee directors receive future stock options was excludable under Rule 14a-8(i)(1) if the proponent did not provide the company with a proposal recast as a recommendation or request to the board of directors); *Phillips Petroleum Co.* (Mar.

13, 2002) (a proposal relating to an increase of 3% of the annual base salary of the company's chairman and other officers was excludable under Rule 14a-8(i)(1) as an improper subject for shareholder action if the proponent did not provide the company, within seven days after receipt of the Staff's response, with a proposal recast as a recommendation or request).

For the foregoing reasons, the Company believes that the Proposal may be properly excluded under Rule 14a-8(i)(1).



II. BOEING MAY EXCLUDE THE PROPOSAL FROM THE 2010 PROXY MATERIALS PURSUANT TO RULE 14A-9 BECAUSE THE PROPOSAL IS INHERENTLY VAGUE AND INDEFINITE AND MISLEADING

Rule 14a-8(i)(3) permits a company to exclude a shareholder proposal "if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." In recent years, the Commission has clarified the grounds for exclusion under Rule 14a-8(i)(3) and noted that proposals may be excluded under Rule 14a-8(i)(3) because "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires – this objection also may be appropriate where the proposal and the supporting statement, when read together, have the same result." Staff Legal Bulletin No. 14B (Sept 15, 2004). The Staff has recognized that a stockholder proposal was sufficiently misleading so as to justify exclusion where a company and its stockholders might interpret the proposal differently, such that "any action ultimately taken by the [c]ompany upon implementation could be significantly different from the actions envisioned by shareholders voting on the proposal." *Fuqua Industries, Inc.* (Mar. 12, 1991). In addition, the Staff has recognized that a proposal may be omitted where it does not specify the means for its implementation. *See Puget Energy Inc.* (Mar. 7, 2002) (concurring with the exclusion of a stockholder proposal requiring that the board of directors "implement a policy of improved corporate governance" but providing no means of specific implementation); *Duquesne Light Co.* (Jan. 6, 1981) (concurring with the exclusion of a stockholder proposal requiring the establishment of a utility stockholders union but providing no means of implementation).

The Proposal is vague and indefinite because the Board, in implementing the Proposal, would not be able to determine exactly what measures the Proposal requires. While we are aware that the Staff did not accept the vagueness argument with respect to this proposal in *General Electric Co.* (Jan. 31, 2007), that no-action request focused on the vagueness of the "terms the Proposal directs the Board to consider." We respectfully suggest that this does not address the critical problem with the Proposal. If the Proposal was simply to request a report on the Board's analysis of Boeing's approach to these criteria, such a report could be created. However, the Proposal is that the Board "review and if *necessary amend and amplify* (emphasis added) [Boeing's] code of conduct and statements of ethical criteria for military production-related contract bids, award and contract execution, and report the result of this process to shareholders within six months of the annual meeting." No standard is suggested with respect to what the Board is intended to achieve with respect to this amendment and amplification, and shareholders could have any number of differing or contradictory interpretations as to what amendments and/or amplifications would be required to be adopted by the Board.


BOEING

While the supporting statement says that "Faith communities measure the global economy not only by what it produces, but also by its impact on the human community, the dignity of the human person, and the environment," the Proposal does not request that the Board apply the same standards as faith communities or even explain how such standards could or should be applied in that context. The eight bullet points then list numerous criteria to study, but again, in the most general and aspirational manner. For example, with respect to the "strategies for stability of employment, including descriptions of alternate productions plans and funding sources" or "disclosure of the existence and arrangement with any local security forces," it is impossible to determine what amplification and amendment is expected to be required or might be necessary to make such practices acceptable to the Proponents and other shareholders voting for the proposal. The summary concludes that this analysis is "crucial for continued public acceptance of the company as an ethical entity entitled to derive profit from armament manufacturing," but fails to provide any guidance as to what business conduct would cause a corporation to be considered an "ethical entity" in this context. Accordingly, given the directive of the Proposal is not to issue a report on Boeing's position on the various criteria raised, but rather to study its conduct under several vague and indefinite criteria, and then amend and amplify that conduct accordingly, the Proposal is so vague that the Board is unable to determine what action should be taken.

Boeing is committed to the highest standards of corporate integrity and ethical business conduct. This commitment is implemented through its ethics and business conduct policy and other ethics and compliance policies and procedures that apply to all of its operations, including the bidding and performance of its military contracts and compliance with environmental, heath and safety laws. Those procedures are then reviewed on a periodic basis by the Company's Office of Internal Governance as well as by the Audit Committee of the Board in support of the Board's general oversight role set forth in the Company's Corporate Governance Principles. The resolution directs the Board to amend and amplify, "if necessary," the Company's "code of conduct," without specifying what amendments might be necessary or how the Company's current policies might be inadequate or in need of review. Without such clarification, it would be impossible for the Company to alter its review policies in a manner that would unambiguously comply with the directives set forth in the Proposal.

The Proposal's supporting statement ("Supporting Statement") provides a list of recommended criteria and standards. Many of the phrases used in the Supporting Statement are inherently unclear, making it impossible for shareholders to determine the substance of the Proposal or for the Board to determine what it should consider if the Proposal is approved. For example, the proposed standards for the Board's review of existing policies include "ethical business practices such that human rights and fair labor standards are upheld." The concepts of "human rights" and "fair labor standards" are inherently broad and subject to multiple and differing interpretations. The Proponent does not make any attempt to define these concepts or specify which human rights and fair labor standards are applicable or relevant for the Board's analysis.


BOEING

The Supporting Statement further directs the Board to make a comprehensive examination of the effect of both military production and the use of military products "on peoples' economies, environments and societies." Neither the Proposal nor the Supporting Statement includes guidance as to how this wide-ranging directive should be applied, or even what specifically is to be examined. For example, the Proposal's directive could be read to require any or all of the following: impact studies of all countries in which Boeing sells products; detailed studies of both the direct and indirect economic effects of increased employment in countries in which Boeing operates; the potential impact of such economic effects on the cycle of conflicts themselves; or the extent to which industrialization or globalization as a whole, as enhanced by Boeing's operations, drives cultural changes within impacted populations. The Proponents do not differentiate between these types of analyses, and the Board is therefore left without any direction regarding how to proceed. The examinations mandated in the Proposal also could be read to require, on the one hand, studies with respect only to Boeing's activities in a particular region or, on the other hand, studies with respect to Boeing and its competitors taken as a whole. Even if each such study were feasible and within the Company's capabilities, the Proposal provides no guidance as to whether such examinations would be in support of or indeed counter to the goals intended to be achieved.

The final ethical criteria included in the Supporting Statement requests that Boeing consider "principles of the common good" and "the integrity of creation" when engaging in and making decisions about bidding on contracts. These terms have no universally accepted meaning or readily apparent application to military contracts. It would be impossible for the Company's stockholders or the Board to determine with any certainty what actions the Company would be required to take to comply with the Proposal. If the Proposal were to be adopted, any action taken by the Company in compliance with the Proposal's mandates could be challenged by certain shareholders as being contrary to the terms of the Proposal, depending on how any particular shareholder might interpret "the common good" or "the integrity of creation" at that moment.

The Proposal is particularly unclear because the Supporting Statement indicates that the recommended practices are "consistent with those of the United States Armed Forces." The Proposal seems to contemplate that Boeing enters into foreign military production contracts independently of U.S. or outside regulatory oversight. To the contrary, the development of criteria for the bidding, acceptance and implementation of military contracts is properly within the purview of government policymakers and regulators. The Company sells military products only in strict compliance with the requirements of the U.S. government. In addition, the U.S. Department of Defense is by far the largest customer of Boeing's Integrated Defense Systems business, accounting for approximately 80% of its 2008 revenue. If the Proposal were approved, which presumably would mean that shareholders are in favor of the Board adopting practices "consistent with those of the United States Armed Forces," then the Board would have no parameters for its determination as to whether amendments to existing policies and procedures are necessary.


BOEING

Further, the use of additional standards in the Supporting Statement, including vague, undefined standards such as upholding "the integrity of creation," suggests that the Proposal would impose restrictions on the Company that may in fact conflict with those mandated by U.S. Federal regulations. Neither the Proposal nor the Supporting Statement provide any guidance as to how the Company might choose among those conflicting standards. As a result, the Company would be unable to act in a manner that clearly complies with the requirements of the Proposal.

Based on the foregoing, the Company believes the Proposal is impermissibly vague and indefinite and misleading to justify exclusion under Rule 14a-8(i)(3).

III. BOEING MAY EXCLUDE THE PROPOSAL FROM THE 2010 PROXY MATERIALS PURSUANT TO RULE 14A-8(I)(6) BECAUSE BOEING LACKS THE POWER OR AUTHORITY TO IMPLEMENT THE PROPOSAL

A company can properly omit a shareholder proposal from its proxy materials under Rule 14a-8(i)(6) if the company lacks the power or authority to implement the proposal. A company lacks the power to implement a proposal when it is so "vague and indefinite that [the company] would be unable to determine what action should be taken." International Business Machines Co. (Jan. 14, 1992). *See International Business Machines Co.* (Feb. 5, 1980) (a proposal was excludable under the predecessor to Rule 14a-8(i)(6) because it was "so vague that it [was] beyond the Company or its Board of Directors to effectuate."). As discussed in Part II above, the Proposal is so vague that neither the shareholders voting on the proposal, nor the Company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the Proposal requires. Based on the foregoing, the Company lacks the power and legal authority to implement the Proposal and thus, the Proposal may be excluded under Rule 14a-8(i)(6).

* * *

For the foregoing reasons, we believe the Proposal in its entirety may be omitted from the 2010 Proxy Materials and respectfully request that the Staff confirm that it will not recommend any enforcement action if the Proposal is excluded.

Should you have any questions regarding any aspect of this matter or require any additional information, please call me at (312) 544-2802.

Very truly yours,




BOEING

Michael F. Lohr
Corporate Secretary

Enclosures

cc: Mary Ellen Gondeck
Barbara Jennings

The Boeing Company
Ethical Criteria for Military Contracts
2010

RESOLVED: that the Board of Directors review and if necessary amend and amplify our Company's code of conduct and statements of ethical criteria for military production-related contract bids, awards and contract execution, and report the results of this process to shareholders within six months of the annual meeting.

Supporting Statement

Our company, like other global corporations, faces increasingly complex ethical questions and challenges as the international, social, cultural, economic and political context within which it operates changes.

Faith communities measure the global economy not only by what it produces, but also by its impact on the human community, the dignity of the human person, and the environment.

We believe companies engaging in research, development, production and sales of weapons, weapons components and weapons delivery systems should evaluate the decisions made when bidding on such work. That bidding/contract process should follow a defined format and include clear, concise criteria and policies.

These recommended practices are consistent with those of the United States Armed Forces, which, for example regularly utilize military lawyers and others to evaluate the prospective use of particular strategies and weapons on the battlefield according to the ethical standards reflected in the Geneva Conventions and other norms of international law.

We recommend that the criteria/standards include:
--ethical business practices such that human rights and fair labor standards are upheld;

--consideration of the impact of the contract on a sustainable environment, which in appropriate cases might include long-term environmental impact studies, questions of waste management or toxic releases and transfers;

--strategies for stability of employment, including descriptions of alternate production plans and funding sources;

--directives for business practices which respect the culture of communities in which factories re located;

--guidelines derived after critical study of political and civil stability of countries and before sale of weapons, weapons parts and dual-use technology;

--studies of potential impacts of military production and use of those products on peoples' economies, environments and societies, along with specific actions for remediation, should it be required;

--disclosure of the existence and nature of arrangements with any local security forces; and

--processes that ensure that the principles of the common good and the integrity of creation are considered when making decisions about bidding on contracts.

We believe that careful, values-based consideration of the contracts on which management bids, whether for research and development, production or foreign sales, is crucial for continued public acceptance of the company as an ethical entity entitled to derive profit from armament manufacturing.

EXHIBIT A

The Proposal


BOEING



THE SISTERS OF ST. FRANCIS OF PHILADELPHIA

October 19, 2009

Mr. James C. Johnson
Senior Vice President, Corporate Secretary, and Assistant General Council
The Boeing Corporate Headquarters
100 North Riverside Plaza, 311A1
MC 5003-1001
Chicago, IL 60606-1596

Dear Mr. Johnson:

Peace and all good! The Sisters of St. Francis of Philadelphia have been shareholders in Boeing for many years and we continue to be very concerned about authentic global security and the ethical criteria for military contracts. We believe that it is important for our company to revisit the code of conduct related to ethical criteria for "military production-related contract bids, awards and contract execution, and report the results to shareholders." We strongly encourage our company to direct its resources toward global stability, sustainability, and peace. Out of concern for our global community, the current disaster in Afghanistan, the instability that is prevalent throughout the world, the future direction of Boeing and the moral and ethical questions that need to be addressed, we ask that you give serious consideration to the enclosed proposal.

As a faith-based investor, I am hereby authorized to notify you of our intention to submit this shareholder proposal with the School Sisters of Notre Dame of St. Louis (members of the Midwest Coalition for Responsible Investment) and the Sisters of Charity, MVM, Dubuque, Iowa for consideration and action by the shareholders at the 2010 annual meeting. I hereby submit it for inclusion in the proxy statement fin accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the filers will attend the shareholders' meeting to move the resolution. We hope that representatives of the company will meet with the proponents of this resolution and continue the dialogue on this and related topics. Please note that the contact person for this resolution will be: Barbara Jennings, CSJ, Coordinator, Midwest Coalition for Responsible Investment, 336 East Ripa Ave. St. Louis, MO 63125. Phone and Fax: 314-638-5453; Email: midwest.coalition@yahoo.com.

As verification that we are beneficial owners of common stock in Boeing, I enclose a letter from Northern Trust Company, our portfolio custodian/record holder attesting to the fact. It is our intention to keep these shares in our portfolio through the date of the annual meeting.

Respectfully yours,

Nora M. Nash, osf

Nora M. Nash, OSF
Director, Corporate Social Responsibility

Enclosures

cc: Barbara Jennings, CSJ
Gary Brouse, ICCR
Julie Wokaty, ICCR

Office of Corporate Social Responsibility
609 South Convent Road • Aston, PA 19014-1207
610-558-7661 • Fax: 610-558-5855 • E-mail: nnash@osfphila.org • www.osfphila.org

The Boeing Company
Ethical Criteria for Military Contracts
2010

RESOLVED: that the Board of Directors review and if necessary amend and amplify our Company's code of conduct and statements of ethical criteria for military production-related contract bids, awards and contract execution, and report the results of this process to shareholders within six months of the annual meeting.

Supporting Statement

Our company, like other global corporations, faces increasingly complex ethical questions and challenges as the international, social, cultural, economic and political context within which it operates changes.

Faith communities measure the global economy not only by what it produces, but also by its impact on the human community, the dignity of the human person, and the environment.

We believe companies engaging in research, development, production and sales of weapons, weapons components and weapons delivery systems should evaluate the decisions made when bidding on such work. That bidding/contract process should follow a defined format and include clear, concise criteria and policies.

These recommended practices are consistent with those of the United States Armed Forces, which, for example regularly utilize military lawyers and others to evaluate the prospective use of particular strategies and weapons on the battlefield according to the ethical standards reflected in the Geneva Conventions and other norms of international law.

We recommend that the criteria/standards include:
--ethical business practices such that human rights and fair labor standards are upheld;

--consideration of the impact of the contract on a sustainable environment, which in appropriate cases might include long-term environmental impact studies, questions of waste management or toxic releases and transfers;

--strategies for stability of employment, including descriptions of alternate production plans and funding sources;

--directives for business practices which respect the culture of communities in which factories re located;

--guidelines derived after critical study of political and civil stability of countries and before sale of weapons, weapons parts and dual-use technology;

--studies of potential impacts of military production and use of those products on peoples' economies, environments and societies, along with specific actions for remediation, should it be required;

--disclosure of the existence and nature of arrangements with any local security forces; and

--processes that ensure that the principles of the common good and the integrity of creation are considered when making decisions about bidding on contracts.

We believe that careful, values-based consideration of the contracts on which management bids, whether for research and development, production or foreign sales, is crucial for continued public acceptance of the company as an ethical entity entitled to derive profit from armament manufacturing.

The Northern Trust Company
50 South LaSalle Street
Chicago, Illinois 60603
(312) 630-6000



Northern Trust

October 13, 2009

To Whom It May Concern:

This letter will verify that the Sisters of St. Francis of Philadelphia hold at least $2,000 worth of Boeing Co Com. These shares have been held for more than one year and will be held at the time of your next annual meeting.

The Northern Trust Company serves as custodian/holder of record for the Sisters of St. Francis of Philadelphia. The above mentioned shares are registered in a nominee name of the Northern Trust.

This letter will further verify that Sister Nora M. Nash and /or Thomas McCancy are representatives of the Sisters of St. Francis of Philadelphia and are authorized to act in their behalf.

Sincerely,

Sanjay Singhal
Vice President


School Sisters of Notre Dame
St. Louis Province

320 East Ripa Avenue
St. Louis, MO 63125-2897
314-544-0455 voice
314-544-6754 fax
www.ssnd-sl.org

October 30, 2009

Mr. James C. Johnson, Senior Vice President
Corporate Secretary and Assistant General Counsel
The Boeing Company
100 North Riverside Plaza, 311A1
Mail Code 5003-1001
Chicago, IL 60606-1596

Dear Mr. Johnson:

I am writing you in behalf of the School Sisters of Notre Dame of St. Louis, an international religious congregation committed to the well being and quality of life of the human family throughout the world.

The School Sisters of Notre Dame of St. Louis are the beneficial owners of 200 shares of Boeing common stock and have held this stock for over one year. Verification of ownership of the shares is attached. We intend to hold the stock at least through the date of the 2010 annual meeting.

We are filing the enclosed resolution which asks our company for a report of the ethical criteria used for military contracts. Global security for all is a concern of ours and we are interested in the criteria and procedures used by our company to determine foreign sales.

I am hereby authorized to notify you of our intention to submit this shareholder proposal with the Sisters of Charity, BVM, Dubuque, Iowa, for consideration and action by the shareholders at the 2010 annual meeting. I submit it for inclusion in the proxy statement in accordance with Rule 14a-8 of the general rules and regulations of the Securities and Exchange Act of 1934.

A representative of the filers will attend the shareholders' meeting to move the resolution. However, we hope that representatives of the company will be willing to meet and dialogue with the proponents of this resolution. Please note that the contact person for this resolution is: Barbara Jennings, CSJ, Coordinator, Midwest Coalition for Responsible Investment, 336 East Ripa Avenue, St. Louis, MO 63125-2800. Her phone and fax is: 314-638-5453; her email address is: midwest.coalition@yahoo.com. Please send any materials for the filers of the resolution to all filers and to Barbara as the contact person.

We hope that the Board of Directors will agree to support and implement this shareholder resolution.

Sincerely,

Sister Linda Jansen SSND

Sister Linda Jansen, SSND
Provincial Treasurer

Transforming the World through Education



The Commerce Trust Company
A division of Commerce Bank, N.A.

Lora Downey
314-746-7453

October 30, 2009

Sister Linda Jansen, SSND
School Sisters of Notre Dame
320 East Ripa Avenue
St Louis MO 63125

Re: School Sister of Notre Dame Restricted
Account # *** FISMA & OMB Memorandum M-07-16 ***

Dear Sister Linda:

Security	Shares	Acquisition Date
Boeing	200	Held continuously for at least one year

To the best of my knowledge, the Sisters intend to hold this security in this account at least through the date of the next annual meeting.

If you should have any questions, please call me.

Sincerely,

Lora Downey
Vice President

LJD/lj


School Sisters of Notre Dame
St. Louis Province

320 East Ripa Avenue
St. Louis, MO 63125-2897

SAINT LOUIS MO 631
20 OCT 09 PM 07 T


USA44

22-83

Mr. James C. Johnson, Senior Vice President
Corporate Secretary and Assistant General Counsel
The Boeing Company
100 North Riverside Plaza, 311A1
Mail Code 5003-1001
Chicago, IL 60606-1596

60606+2016




Sisters of Charity
of the BVM
Blessed Virgin Mary

Gwen M. Farry, BVM
205 W. Monroe Suite 500
Chicago, IL 60606-5062

November 2, 2009

James C. Johnson, Senior Vice President, Corporate Secretary, Assistant General Counsel
Boeing Corporate Headquarters
100 N Riverside Plaza 311A1
Mail Code: 5003-1001
Chicago, IL 60606-1596

Dear Mr. Johnson,

I am writing to you on behalf of the Sisters of Charity of the Blessed Virgin Mary. We are owners of Boeing Company common stock and intend to hold the stock at least through the date of The Boeing Company's 2009 Annual Meeting. Verification is enclosed.

We are filing the enclosed resolution, which asks the Board of Directors to provide a comprehensive report, at reasonable cost and omitting proprietary and classified information, of Boeing's foreign sales of weapons-related products and services, within six months of the annual meeting.

I am hereby authorized to notify you of our intention to submit this shareholder proposal along with the School Sisters of Notre Dame of St. Louis. I submit it for inclusion in the proxy statement for consideration and action by the shareholders at the 2009 annual meeting in accordance with Rule 14 a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the filers will attend the shareholders' meeting to move the resolution. Please note that the contact persons for this resolution will be: Barbara Jennings, CSJ, Coordinator, Midwest Coalition for Responsible Investment is the contact person for this resolution. Her address is: 336 Ripa Avenue, St. Louis, MO 63125-2800. Her phone and fax is: 314-638-5453; her email address is: midwestcri@yahoo.com. Please send any materials for the filers of the resolution to all filers and to her as the contact person. Please address any correspondence regarding Sisters of Charity, BVM to me at the address below.

Sincerely,
Sister Gwen Farry, BVM

Sister Gwen Farry, BVM (for) Sisters of Charity, BVM
205 W Monroe, Suite 500
Chicago, IL 60606-5062
Email: gwenbvm@aol.com
Fax: 312-641-1250

The Boeing Company
Ethical Criteria for Military Contracts
2010

Resolved: that the Board of Directors review and if necessary amend and amplify our Company's code of conduct and statements of ethical criteria for military production-related contract bids, awards and contract execution, and report the results of this process to shareholders within six months of the annual meeting.

Supporting Statement

Our company, like other global corporations, faces increasingly complex ethical questions and challenges as the international, social, cultural, economic and political context within which it operates changes.

Faith communities measure the global economy not only by what it produces, but also by its impact on the human community, the dignity of the human person, and the environment.

We believe companies engaging in research, development, production and sales of weapons, weapons components and weapons delivery systems should evaluate the decisions made when bidding on such work. That bidding/contract process should follow a defined format and include clear, concise criteria and policies.

These recommended practices are consistent with those of the United States Armed Forces, which, for example regularly utilize military lawyers and others to evaluate the prospective use of particular strategies and weapons on the battlefield according to the ethical standards reflected in the Geneva Conventions and other norms of international law.

We recommend that the criteria/standards include:
–ethical business practices such that human rights and fair labor standards are upheld;

–consideration of the impact of the contract on a sustainable environment, which in appropriate cases might include long-term environmental impact studies, questions of waste management or toxic releases and transfers;

–strategies for stability of employment, including descriptions of alternate production plans and funding sources; in 2009, there were at least

--directives for business practices which respect the culture of communities in which factories re located;

—guidelines derived after critical study of political and civil stability of countries and before sale of weapons, weapons parts and dual-use technology;

–studies of potential impacts of military production and use of those products on peoples' economies, environments and societies, along with specific actions for remediation, should it be required;

–disclosure of the existence and nature of arrangements with any local security forces; and

–process that ensure that the principles of the common good and the integrity of creation are considered when making decisions about bidding on contracts.

We believe that careful, values-based consideration of the contracts on which management bids, whether for research and development, production or foreign sales, is crucial for continued public acceptance of the company as an ethical entity entitled to derive profit from armament manufacturing

Wealth Management Group
Unique Needs. Specific Solutions.

1398 Central Avenue
P.O. Box 747
Dubuque, IA 52004-0747
Phone: (563) 589-2133
Toll Free: (866) 397-2133
Fax: (563) 589-1962
www.dubuquebank.com

October 13, 2009

Gwen . Farry, BVM
8th Day Center
205 W. Monroe
Chicago, IL 60606

Re: Sisters of Charity, BVM – Shareholder Activism
Account # *** FISMA & OMB Memorandum M-07-16 ***

Dear Sister Gwen:

We hereby certify that the Sisters of Charity, BVM are the owners of at least 100 shares of Boeing Company common stock held for at least one year prior to this date. The Sisters will retain this stock until at least after the shareholders' meeting.

Sincerely,



Rita McCarthy, CTFA
Vice President & Trust Officer

RAM/jmr

cc: Laura Reicks, RSM

DB&T DUBUQUE BANK & TRUST
MEMBER HEARTLAND FINANCIAL USA, INC.



SISTERS OF ST. JOSEPH OF CARONDELET
ST. LOUIS PROVINCE

Province Leadership

November 10, 2009

Mr. James C. Johnson
Sr. VP, Corporate Secretary, Asst. General Counsel
The Boeing Corporate Headquarters
100 North Riverside Plaza
311A1; Mail Code: 5003-1001
Chicago, IL 60606-1596

RE: Boeing Ethical Criteria for Military Contracts

Dear Mr. Johnson:

The Sisters of St. Joseph of Carondelet continue to be concerned about the financial and social responsibility of the companies in which we invest. As shareholders, it is our conviction that Boeing must behave in ways that show concern for the good of the entire human family. As Catholic women, we are united with faith communities who measure the global economy by whether it protects the dignity of human persons.

Boeing continues to produce weapons and sell them to developing nations; we recognize deadly consequences to the lives and freedom of people worldwide. In future years we are hopeful that there will be less war and less need for destructive weapon sales, with implications for our corporation.

I am hereby authorized to notify you of our intention to file this shareholder proposal on Ethical Criteria for Military Sales with the School Sisters of Notre Dame of St. Louis (members of the Midwest Coalition for Responsible Investment) and the Sisters of Charity, BVM, Dubuque, Iowa, for consideration and action by the shareholders at the 2010 annual meeting. I hereby submit it for inclusion in the proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934.

Sr. Barbara Jennings and Sr. Gwen Farry will attend the shareholders' meeting to move the resolution. We hope that representatives of the company will be willing to meet with the proponents of this resolution and continue the dialogue on this and related topics. Please note that the contact person is: Barbara Jennings, CSJ, Coordinator; Midwest Coalition for Responsible Investment; 336 East Ripa Ave; St. Louis, MO 63125-2800. Phone and Fax: 314-638-5453; E-mail: midwest.coalition@yahoo.com. Please send any materials to all co-filers of the resolution, to me and to Barbara Jennings, CSJ, as the contact person.

6400 Minnesota Avenue • St. Louis, MO 63111-2899 • 314-481-8800 • FAX: 314-351-3111 • provincecenter@csjsl.org • www.csjsl.org

Mr. James C. Johnson
Page Two
November 10, 2009

The Sisters of St. Joseph of Carondelet, St. Louis Province, are the beneficial owner of 780 shares of Boeing Company stock. Verification of ownership of the shares is enclosed. We have held the stock continuously for many years, and it will be held at least through the 2010 annual meeting.

We hope that the Board of Directors will agree to support and implement this shareholder resolution.

Sincerely,





Patricia Giljum, CSJ
Secretary, Sisters of St. Joseph of Carondelet
Province Leadership Team

Enclosures

The Boeing Company
Ethical Criteria for Military Contracts - 2010

RESOLVED: that the Board of Directors review and if necessary amend and amplify our Company's code of conduct and statements of ethical criteria for military production-related contract bids, awards and contract execution, and report the results of this process to shareholders within six months of the annual meeting.

Supporting Statement

Our company, like other global corporations, faces increasingly complex ethical questions and challenges as the international, social, cultural, economic and political context within which it operates changes.

Faith communities measure the global economy not only by what it produces, but also by its impact on the human community, the dignity of the human person, and the environment.

We believe companies engaging in research, development, production and sales of weapons, weapons components and weapons delivery systems should evaluate the decisions made when bidding on such work. That bidding/contract process should follow a defined format and include clear, concise criteria and policies.

These recommended practices are consistent with those of the United States Armed Forces, which, for example regularly utilize military lawyers and others to evaluate the prospective use of particular strategies and weapons on the battlefield according to the ethical standards reflected in the Geneva Conventions and other norms of international law.

We recommend that the criteria/standards include:

- ethical business practices such that human rights and fair labor standards are upheld;
- consideration of the impact of the contract on a sustainable environment, which in appropriate cases might include long-term environmental impact studies, questions of waste management or toxic releases and transfers;
- strategies for stability of employment, including descriptions of alternate production plans and funding sources;
- directives for business practices which respect the culture of communities in which factories re located;
- guidelines derived after critical study of political and civil stability of countries and before sale of weapons, weapons parts and dual-use technology;
- studies of potential impacts of military production and use of those products on peoples' economies, environments and societies, along with specific actions for remediation, should it be required;
- disclosure of the existence and nature of arrangements with any local security forces; and
- processes that ensure that the principles of the common good and the integrity of creation are considered when making decisions about bidding on contracts.

We believe that careful, values-based consideration of the contracts on which management bids, whether for research and development, production or foreign sales, is crucial for continued public acceptance of the company as an ethical entity entitled to derive profit from armament manufacturing.



CONVENT ACADEMY OF THE INCARNATE WORD

2930 South Alameda
Corpus Christi, TX 78404-2798

Telephone 512/882-5413
Fax 512/883-2185

November 10, 2009

Mr. James C. Johnson
Senior Vice President, Corporate Secretary, Assistant General Counsel
The Boeing Corporate Headquarters
100 North Riverside Plaza 311A1
Mail Code: 5003-1001
Chicago, IL 60606-1596

Dear Mr. Johnson:

I am writing you on behalf of Convent Academy of the Incarnate Word in support of the stockholder resolution on Ethical Criteria for Military Contracts. In brief, the proposal requests that the Board of Directors review and if necessary amend and amplify our Company's code of conduct and statements of ethical criteria for military production-related contract bids, awards and contract execution, and report the results of this process to shareholders within six months of the annual meeting.

I am hereby authorized to notify you of our intention to co-file this shareholder proposal with Midwest Coalition for Responsible Investment for consideration and action by the shareholders at the 2010 Annual Meeting. I hereby submit it for inclusion in the proxy statement for consideration and action by the shareholders at the 2010 annual meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the shareholders will attend the annual meeting to move the resolution as required by SEC rules.

We are the owners of 80 shares of Boeing Company stock and intend to hold these through the date of the 2010 Annual Meeting. Verification of ownership will follow.

We truly hope that the company will be willing to dialogue with the filers about this proposal. Please note that the contact person for this resolution/proposal will be: Barbara Jennings, CSJ - Midwest Coalition for Responsible Investment at 314-638-5453 or at midwest.coalition@yahoo.com.

Respectfully yours,

Beatrice A Reyes

Beatrice A. Reyes, Treasurer
Convent Academy of the Incarnate Word

Enclosure: 2010 Shareholder Resolution

The Boeing Company
Ethical Criteria for Military Contracts -2010

RESOLVED: that the Board of Directors review and if necessary amend and amplify our Company's code of conduct and statements of ethical criteria for military production-related contract bids, awards and contract execution, and report the results of this process to shareholders within six months of the annual meeting.

Supporting Statement
Our company, like other global corporations, faces increasingly complex ethical questions and challenges as the international, social, cultural, economic and political context within which it operates changes.

Faith communities measure the global economy not only by what it produces, but also by its impact on the human community, the dignity of the human person, and the environment.

We believe companies engaging in research, development, production and sales of weapons, weapons components and weapons delivery systems should evaluate the decisions made when bidding on such work. That bidding/contract process should follow a defined format and include clear, concise criteria and policies.

These recommended practices are consistent with those of the United States Armed Forces, which, for example regularly utilize military lawyers and others to evaluate the prospective use of particular strategies and weapons on the battlefield according to the ethical standards reflected in the Geneva Conventions and other norms of international law.

We recommend that the criteria/standards include:
--ethical business practices such that human rights and fair labor standards are upheld;
--consideration of the impact of the contract on a sustainable environment, which in appropriate cases might include long-term environmental impact studies, questions of waste management or toxic releases and transfers;
--strategies for stability of employment, including descriptions of alternate production plans and funding sources;
--directives for business practices which respect the culture of communities in which factories re located;
--guidelines derived after critical study of political and civil stability of countries and before sale of weapons, weapons parts and dual-use technology;
--studies of potential impacts of military production and use of those products on peoples' economies, environments and societies, along with specific actions for remediation, should it be required;
--disclosure of the existence and nature of arrangements with any local security forces; and
--processes that ensure that the principles of the common good and the integrity of creation are considered when making decisions about bidding on contracts.

We believe that careful, values-based consideration of the contracts on which management bids, whether for research and development, production or foreign sales, is crucial for continued public acceptance of the company as an ethical entity entitled to derive profit from armament manufacturing.

Convent Academy of the Incarnate Word

2930 South Alameda
Corpus Christi, TX 78404-2798
361-882-5413
Fax 361-880-4152

Date: November 12, 2009
To: Mr. Michael F. Lohr, Corporate Secretary
Fax: 312-544-2829
Re: 2010 Shareholder Resolution Filing
Sender: Beatrice A. Reyes, Treasurer

Pages: 3 incuding this cover sheet.

Mr. Lohr:

I am faxing this letter to you because the deadline is Friday, November 13, 2009. The original mailed copy is enroute.

Respectfully,
Beatrice A. Reyes, Treasurer
Convent Academy of the Incarnate Word



Mike John


CSA
Congregation of Sisters of St. Agnes
Promoting Justice, Building Community

November 9, 2009

James McNerney, Jr.
Boeing
100 Riverside Plaza
Chicago, IL 60606-1596

Dear Mr. McNerney,

The Congregation of Sisters of St. Agnes joins the School Sisters of Notre Dame of St. Louis (primary filer) as a co-filer to share with Boeing's shareholders the enclosed resolution.

With the production and sales of so many weapons in our world, it is important for our company to have ethical criteria for military contracts.

Enclosed is the proposal which is to be included in the 2010 proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934.

The stock verification letter will be sent at a later date.

I would appreciate receiving any correspondence sent to Barbara Jennings o fthe School Sisters of Notre Dame.

Sincerely,

S. Stella Storch

Stella Storch, OP
CSA Justice Coordinator

Cc: Barbara Jennings, SSND

Justice, Peace and Ecology
320 County Road K, Fond du Lac, WI 54935
920.907.2315 · Fax 920.921.8177
email: sstorch@csasisters.org · web: www.csasisters.org

Ethical Criteria for Military Contracts
2010 – Boeing Company

RESOLVED: that the Board of Directors review and if necessary amend and amplify our Company's code of conduct and statements of ethical criteria for military production-related contract bids, awards and contract execution, and report the results of this process to shareholders within six months of the annual meeting.

Supporting Statement: Our company, like other global corporations, faces increasingly complex ethical questions and challenges as the international, social, cultural, economic and political context within which it operates changes.

Faith communities measure the global economy not only by what it produces, but also by its impact on the human community, the dignity of the human person, and the environment.

We believe companies engaging in research, development, production and sales of weapons, weapons components and weapons delivery systems should evaluate the decisions made when bidding on such work. That bidding/contract process should follow a defined format and include clear, concise criteria and policies.

These recommended practices are consistent with those of the United States Armed Forces, which, for example regularly utilize military lawyers and others to evaluate the prospective use of particular strategies and weapons on the battlefield according to the ethical standards reflected in the Geneva Conventions and other norms of international law.

We recommend that the criteria/standards include:
–ethical business practices such that human rights and fair labor standards are upheld;

–consideration of the impact of the contract on a sustainable environment, which in appropriate cases might include long-term environmental impact studies, questions of waste management or toxic releases and transfers;

–strategies for stability of employment, including descriptions of alternate production plans and funding sources; in 2009, there were at least

–directives for business practices which respect the culture of communities in which factories re located;

–guidelines derived after critical study of political and civil stability of countries and before sale of weapons, weapons parts and dual-use technology;

–studies of potential impacts of military production and use of those products on peoples' economies, environments and societies, along with specific actions for remediation, should it be required;

–disclosure of the existence and nature of arrangements with any local security forces; and

–process that ensure that the principles of the common good and the integrity of creation are considered when making decisions about bidding on contracts.

We believe that careful, values-based consideration of the contracts on which management bids, whether for research and development, production or foreign sales, is crucial for continued public acceptance of the company as an ethical entity entitled to derive profit from armament manufacturing.

RECEIVED

NOV 12 2009
Law Department

Mercy Investment Program

Valerie Heinonen, o.s.u., Consultant, Corporate Social Responsibility
205 Avenue C, #10E ~ New York, NY 10009
Telephone and Fax 212-674-2542 ~ E-mail heinonenv@juno.com

November 10, 2009

W. James McNerney, Jr.
Chair, President and CEO
Boeing Company
100 North Riverside Plaza
Chicago, IL 60606

Dear Mr. McNerney:

On behalf of the Mercy Investment Program, I am authorized to submit the following resolution which asks the Board of Directors to review and if necessary amend and amplify our Company's code of conduct and statements of ethical criteria for military production-related contract bids, awards and contract execution, and report the results of this process, for inclusion in the 2010 proxy statement under Rule 14 a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. Mercy Investment Program is filing this resolution with members of the Midwest Coalition for Responsible Investment under the leadership of Barbara Jennings, CSJ (314-638-5453) and others associated with the Interfaith Center on Corporate Responsibility,

The Sisters of Mercy of the Americas join with this request because, we, too, believe that corporations should consider carefully the kinds of weapons on which bids for contracts and how it makes its foreign sales decisions. Many of our Sisters know from direct experience that human and civil rights are violated and other forms of oppression are much easier to carry out with the ever more sophisticated weapons sold by U.S. corporations, including Boeing.

Mercy Investment Program is the beneficial owner of 40 shares of Boeing stock. Verification of ownership follows. We plan to hold stock at least until the time of the annual meeting and will be present in person or by proxy at that meeting.

Yours truly,



Valerie Heinonen, o.s.u.

The Boeing Company
Ethical Criteria for Military Contracts
2010

RESOLVED: that the Board of Directors review and if necessary amend and amplify our Company's code of conduct and statements of ethical criteria for military production-related contract bids, awards and contract execution, and report the results of this process to shareholders within six months of the annual meeting.

Supporting Statement

Our company, like other global corporations, faces increasingly complex ethical questions and challenges as the international, social, cultural, economic and political context within which it operates changes.

Faith communities measure the global economy not only by what it produces, but also by its impact on the human community, the dignity of the human person, and the environment.

We believe companies engaging in research, development, production and sales of weapons, weapons components and weapons delivery systems should evaluate the decisions made when bidding on such work. That bidding/contract process should follow a defined format and include clear, concise criteria and policies.

These recommended practices are consistent with those of the United States Armed Forces, which, for example regularly utilize military lawyers and others to evaluate the prospective use of particular strategies and weapons on the battlefield according to the ethical standards reflected in the Geneva Conventions and other norms of international law.

We recommend that the criteria/standards include:
--ethical business practices such that human rights and fair labor standards are upheld;

--consideration of the impact of the contract on a sustainable environment, which in appropriate cases might include long-term environmental impact studies, questions of waste management or toxic releases and transfers;

--strategies for stability of employment, including descriptions of alternate production plans and funding sources;

--directives for business practices which respect the culture of communities in which factories are located;

--guidelines derived after critical study of political and civil stability of countries and before sale of weapons, weapons parts and dual-use technology;

--studies of potential impacts of military production and use of those products on peoples' economies, environments and societies, along with specific actions for remediation, should it be required;

--disclosure of the existence and nature of arrangements with any local security forces; and

--processes that ensure that the principles of the common good and the integrity of creation are considered when making decisions about bidding on contracts.

We believe that careful, values-based consideration of the contracts on which management bids, whether for research and development, production or foreign sales, is crucial for continued public acceptance of the company as an ethical entity entitled to derive profit from armament manufacturing.



Sisters of Mercy of the Americas
Hermanas de la Misericordia de las Américas

WEST MIDWEST COMMUNITY

November 10, 2009

W. James McNerney, Jr., Chair, President and CEO
Boeing Company
100 North Riverside Plaza
Chicago, IL 60606

Dear Mr. McNerney:

On behalf of the Sisters of Mercy, Regional Community of Detroit Charitable Trust, I am authorized to submit the following resolution, which asks the Board of Directors to review and if necessary amend and amplify our Company's code of conduct and statements of ethical criteria for military production-related contract bids, awards and contract execution, and report the results of this process to shareholders within six months of the annual meeting, for inclusion in the 2010 proxy statement under Rule 14 a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. Our intention is to file this shareholder proposal with the School Sisters of Notre Dame of St. Louis (members of the Midwest Coalition for Responsible Investment) and the Sisters of Charity, BVM, Dubuque, Iowa.

As in prior years, a representative of the filers will attend the shareholders meeting to move the resolution. And, again we hope that company representatives are willing to meet with the proponents of this resolution. Please note that the contact person for this resolution is: Barbara Jennings, CSJ, Coordinator, Midwest Coalition for Responsible Investment, 336 East Ripa Ave, St. Louis, MO 63125-2800. Phone and Fax: 314-638-5453. Email: midwestcri@yahoo.com. Please send any materials for the filers of the resolution to her as well.

We continue to believe there is need for strict ethical criteria and implementation procedures for bidding on DOD contracts and for weapons sales.

The Sisters of Mercy, Regional Community of Detroit Charitable Trust is the beneficial owner of 500 shares of Boeing stock. Verification of ownership follows. We plan to hold the stock at least until the time of the annual meeting and will be present in person or by proxy at that meeting.

Yours truly,



Valerie Heinonen, o.s.u.
Consultant, Corporate Social Responsibility
205 Avenue C, Apt 10E
NY, NY 10009
Telephone and fax: 212 674 2542
heinonenv@juno.com

The Boeing Company

Ethical Criteria for Military Contracts 2010

RESOLVED: that the Board of Directors review and if necessary amend and amplify our Company's code of conduct and statements of ethical criteria for military production-related contract bids, awards and contract execution, and report the results of this process to shareholders within six months of the annual meeting.

Supporting Statement

Our company, like other global corporations, faces increasingly complex ethical questions and challenges as the international, social, cultural, economic and political context within which it operates changes.

Faith communities measure the global economy not only by what it produces, but also by its impact on the human community, the dignity of the human person, and the environment.

We believe companies engaging in research, development, production and sales of weapons, weapons components and weapons delivery systems should evaluate the decisions made when bidding on such work. That bidding/contract process should follow a defined format and include clear, concise criteria and policies.

These recommended practices are consistent with those of the United States Armed Forces, which, for example regularly utilize military lawyers and others to evaluate the prospective use of particular strategies and weapons on the battlefield according to the ethical standards reflected in the Geneva Conventions and other norms of international law.

We recommend that the criteria/standards include:
--ethical business practices such that human rights and fair labor standards are upheld;

--consideration of the impact of the contract on a sustainable environment, which in appropriate cases might include long-term environmental impact studies, questions of waste management or toxic releases and transfers;

--strategies for stability of employment, including descriptions of alternate production plans and funding sources;

--directives for business practices which respect the culture of communities in which factories are located;

--guidelines derived after critical study of political and civil stability of countries and before sale of weapons, weapons parts and dual-use technology;

--studies of potential impacts of military production and use of those products on peoples' economies, environments and societies, along with specific actions for remediation, should it be required;

--disclosure of the existence and nature of arrangements with any local security forces; and

--processes that ensure that the principles of the common good and the integrity of creation are considered when making decisions about bidding on contracts.

We believe that careful, values-based consideration of the contracts on which management bids, whether for research and development, production or foreign sales, is crucial for continued public acceptance of the company as an ethical entity entitled to derive profit from armament manufacturing.


150 YEARS
Charity
GENERATION TO GENERATION
SISTERS OF CHARITY OF SAINT ELIZABETH

RECEIVED

NOV 12 2009

Law Department

November 9, 2009

Mr. W. James McNerney, CEO
Boeing Company
Mail Code 5003-1001
100 North Riverside Plaza
Chicago, IL 60606-1596

Dear Mr. MNerney:

The Sisters of Charity of Saint Elizabeth continue to be deeply concerned about increasing militarization of our society and military spending over needs of both national and international development issues. Therefore, the Sisters of Charity of Saint Elizabeth request the Board of Directors to amend our company's Code of Conduct and statements of ethical criteria as described in the attached proposal.

The Sisters of Charity of Saint Elizabeth are the beneficial owners of 100 shares of stock. Under separate cover, you will receive proof of ownership. We will retain shares through the annual meeting.

I have been authorized to notify you of your intention to co-sponsor this resolution with Mercy Investment Program and Sisters of Mercy Regional Community of Detroit Charitable Trust for consideration by the stockholders at the next annual meeting and I hereby submit it for inclusion in the proxy statement, in accordance with rule 14a-8 of the General Rules and Regulations of the Securities Act of 1934.

If you should, for any reason, desire to oppose the adaption of the proposal by the stockholders, please include in the corporation's proxy material the attached statement of the security holder, submitted in support of this proposal, as required by the aforesaid rules and agreement.

Sincerely,

Sister Barbara Aires

Sister Barbra Aires, SC
Coordinator of Corporate Responsibility

Enc.

SBA/dt

SISTERS OF CHARITY OF SAINT ELIZABETH, PO BOX 476, CONVENT STATION, NJ 07961-0476

973-290-5402 973-290-5441 (FAX) BAIRES@SCNJ.ORG

The Boeing Company
Ethical Criteria for Military Contracts
2010

RESOLVED: that the Board of Directors review and if necessary amend and amplify our Company's code of conduct and statements of ethical criteria for military production-related contract bids, awards and contract execution, and report the results of this process to shareholders within six months of the annual meeting.

Supporting Statement

Our company, like other global corporations, faces increasingly complex ethical questions and challenges as the international, social, cultural, economic and political context within which it operates changes.

Faith communities measure the global economy not only by what it produces, but also by its impact on the human community, the dignity of the human person, and the environment.

We believe companies engaging in research, development, production and sales of weapons, weapons components and weapons delivery systems should evaluate the decisions made when bidding on such work. That bidding/contract process should follow a defined format and include clear, concise criteria and policies.

These recommended practices are consistent with those of the United States Armed Forces, which, for example regularly utilize military lawyers and others to evaluate the prospective use of particular strategies and weapons on the battlefield according to the ethical standards reflected in the Geneva Conventions and other norms of international law.

We recommend that the criteria/standards include:
--ethical business practices such that human rights and fair labor standards are upheld;

--consideration of the impact of the contract on a sustainable environment, which in appropriate cases might include long-term environmental impact studies, questions of waste management or toxic releases and transfers;

--strategies for stability of employment, including descriptions of alternate production plans and funding sources;

--directives for business practices which respect the culture of communities in which factories re located;

--guidelines derived after critical study of political and civil stability of countries and before sale of weapons, weapons parts and dual-use technology;

--studies of potential impacts of military production and use of those products on peoples' economies, environments and societies, along with specific actions for remediation, should it be required;

--disclosure of the existence and nature of arrangements with any local security forces; and

--processes that ensure that the principles of the common good and the integrity of creation are considered when making decisions about bidding on contracts.

We believe that careful, values-based consideration of the contracts on which management bids, whether for research and development, production or foreign sales, is crucial for continued public acceptance of the company as an ethical entity entitled to derive profit from armament manufacturing.


CONGREGATION OF
St. Joseph

November 9, 2009

Mr. W. James McNerney, Jr.
Chair, President, Chief Executive Officer
The Boeing Company
100 N. Riverside 5003-6010
Chicago, IL 60606

Dear Mr. McNerney.,

The Sisters of St. Joseph of Nazareth, MI are very concerned about peace in our world and the ability for all of us to live in security. The proliferation of weapons by the United States is of great concern to us. The United States is the source of many of these weapons. Companies like ours, Boeing, enter into contracts with our government to provide weapons for our own use and that of other countries. Given the legal ramifications of these contracts, particularly those regarding international law, we bring the issue of ethical criteria in negotiating governments to our resolution.

We are owners of 100 shares of common stock in the company. Proof of ownership is enclosed, and it is our intent to maintain ownership of these shares through the date of the annual meeting.

I am hereby authorized to notify you of our intention to co-file this shareholder proposal on Ethical Criteria for Military Contracts with the School Sisters of Notre Dame of St. Louis (members of the Midwest Coalition for Responsible Investment) and the Sisters of Charity, BVM, Dubuque, Iowa, for consideration and action by the shareholders at the 2009 annual meeting. I hereby submit it for inclusion in the proxy statement in accordance with rule 14a-8 of the general rules and regulations of the Securities and Exchange Act of 1934.

If for any reason you should desire to oppose the adoption of this proposal by the shareholders, please include in the corporation's proxy material our indicated support of the proposal, as required by the aforesaid Rules and Regulations.

Sincerely,

Mary Ellen Gondeck, csj

Mary Ellen Gondeck, CSJ
Coordinator

2 enclosures

That all may be one...

975 E. Gardenia Avenue • Madison Heights, MI 48071-3431 • Phone 248.541.3094 • Fax 248.414.3627 • CSJOSEPH.ORG

The Boeing Company
Ethical Criteria for Military Contracts
2010

RESOLVED: that the Board of Directors review and if necessary amend and amplify our Company's code of conduct and statements of ethical criteria for military production-related contract bids, awards and contract execution, and report the results of this process to shareholders within six months of the annual meeting.

Supporting Statement

Our company, like other global corporations, faces increasingly complex ethical questions and challenges as the international, social, cultural, economic and political context within which it operates changes.

Faith communities measure the global economy not only by what it produces, but also by its impact on the human community, the dignity of the human person, and the environment.

We believe companies engaging in research, development, production and sales of weapons, weapons components and weapons delivery systems should evaluate the decisions made when bidding on such work. That bidding/contract process should follow a defined format and include clear, concise criteria and policies.

These recommended practices are consistent with those of the United States Armed Forces, which, for example regularly utilize military lawyers and others to evaluate the prospective use of particular strategies and weapons on the battlefield according to the ethical standards reflected in the Geneva Conventions and other norms of international law.

We recommend that the criteria/standards include:
--ethical business practices such that human rights and fair labor standards are upheld;

--consideration of the impact of the contract on a sustainable environment, which in appropriate cases might include long-term environmental impact studies, questions of waste management or toxic releases and transfers;

--strategies for stability of employment, including descriptions of alternate production plans and funding sources;

--directives for business practices which respect the culture of communities in which factories re located;

--guidelines derived after critical study of political and civil stability of countries and before sale of weapons, weapons parts and dual-use technology;

--studies of potential impacts of military production and use of those products on peoples' economies, environments and societies, along with specific actions for remediation, should it be required;

--disclosure of the existence and nature of arrangements with any local security forces; and

--processes that ensure that the principles of the common good and the integrity of creation are considered when making decisions about bidding on contracts.

We believe that careful, values-based consideration of the contracts on which management bids, whether for research and development, production or foreign sales, is crucial for continued public acceptance of the company as an ethical entity entitled to derive profit from armament manufacturing.


Vanguard

P.O. Box 1170
Valley Forge, PA 19482-1170

www.vanguard.com

October 30, 2009

SISTERS OF ST JOSEPH OF NAZARETH
ATTN: JOHN EMILIO
PO BOX 13
3427 GULL RD
NAZARETH MI 49074-9800

RE: Letter of Verification

Dear Mr. Emilio:

Thank you for taking the time to contact us.

We received your request for verification of ownership for securities currently held in Vanguard Brokerage Services® account *** FISMA & OMB Memorandum M-07-16 ***

Vanguard Brokerage Services is the record holder for the Sisters of Saint Joseph of Nazareth for the following security:

Quantity	Security	Symbol	Date Acquired
100	Boeing	BA	November 16, 2001

If you have any questions, please call Vanguard Brokerage Services® at **800-992-8327**. You can reach us on business days from 8 a.m. to 10 p.m. or on Saturdays from 9 a.m. to 4 p.m., Eastern time.

Sincerely,

Vanguard Brokerage Services®

Retail Investor Group
4PG

10321745

DMG User ID:UJKM

ST. MARY'S INSTITUTE OF O'FALLON

204 NORTH MAIN STREET
O'FALLON, MISSOURI 63366-2299

Telephone (636) 240-3420
(636) 240-6010

Facsimile (636) 272-5031

November 6, 2009

James C. Johnson, Corporate Secretary, Assistant General Counsel
The Boeing Company
100 North Riverside Plaza
311A1
Mail Code: 5003-1001
Chicago, IL 60606-1596

Dear Mr. Johnson:

As you know, religious investors are increasingly concerned about the social responsibility of the companies in which they invest, as well as their profitability which is vital to our continuing mission. We have been concerned about the company's ethical criteria for military contracts.

St. Mary's Institute of O'Fallon, (the civil corporation which handles the business matters of the Sisters of the Most Precious Blood of O'Fallon, Missouri) is the owner of 78 shares of Boeing common stock. Verification of ownership is enclosed. We have held this stock for over a year and will continue to hold it until at least the annual meeting.

I am hereby authorized to notify you of our intention to file this shareholder proposal with the School Sisters of Notre Dame of St. Louis (members of the Midwest Coalition for Responsible Investment) and the Sisters of Charity, BVM, Dubuque, Iowa, for consideration and action by the shareholders at the 2009 annual meeting. I hereby submit it for inclusion in the proxy statement in accordance with Rule 14a-8 of the General Rules and regulations of the Securities and Exchange Act of 1934.

A representative of the filers will attend the shareholders meeting to move the resolution. We hope that representatives of the company will be willing to meet with the proponents of this resolution and continue the dialogue on this and related topics. Please note that the contact person for this resolution is: Barbara Jennings, CSJ, Coordinator, Midwest Coalition for Responsible Investment, 336 East Ripa Avenue, St. Louis, MO 63125-2800. Her phone and fax is: 314-638-5453; her email address: midwest.coalition@yahoo.com. Please send any materials for the filers of the resolution to all filers and to her as well.

Should representatives of Boeing wish to discuss this proposal with the filers, please contact Sr. Barbara Jennings.

Sincerely,



Sister Carmen Schnyder, CPPS
Treasurer General

Enclosures

The Boeing Company
Ethical Criteria for Military Sales
2010

RESOLVED: that the Board of Directors review and if necessary amend and amplify our Company's code of conduct and statements of ethical criteria for military production-related contract bids, awards and contract execution, and report the results of this process to shareholders within six months of the annual meeting.

Supporting Statement

Our company, like other global corporations, faces increasingly complex ethical questions and challenges as the international, social, cultural, economic and political context within which it operates changes.

Faith communities measure the global economy not only by what it produces, but also by its impact on the human community, the dignity of the human person, and the environment.

We believe companies engaging in research, development, production and sales of weapons, weapons components and weapons delivery systems should evaluate the decisions made when bidding on such work. That bidding/contract process should follow a defined format and include clear, concise criteria and policies.

These recommended practices are consistent with those of the Untied States Armed Forces, which, for example, regularly utilize military lawyers and others to evaluate the prospective use of particular strategies and weapons on the battlefield according to the ethical standards reflected in the Geneva Conventions and other norms of international law.

We recommend that the criteria/standards include:
-- ethical business practices such that human rights and fair labor standards are upheld;

--consideration of the impact of the contract on a sustainable environment, which in appropriate cases might include long-term environmental impact studies, questions of waste management or toxic releases and transfers;

--strategies for stability of employment, including descriptions of alternate production plans and funding sources;

--directives for business practices which respect the culture of communities in which factories are located;

--guidelines derived after critical study of political and civil stability of countries and before sale of weapons, weapons parts and dual-use technology;

--studies of potential impacts of military production and use of those products on peoples' economies, environments and societies, along with specific actions for remediation, should it be required;

--disclosure of the existence and nature of arrangements with any local security forces; and

--processes that ensure that the principles of the common good and the integrity of creation are considered when making decisions about bidding on contracts.

We believe that careful, values-based consideration of the contracts on which management bids, whether for research and development, production or foreign sales, is crucial for continued public acceptance of the company as an ethical entity entitled to derive profit from armament manufacturing.

EXHIBIT B

Delaware Law Opinion



RICHARDS LAYTON & FINGER

December 21, 2009

The Boeing Company
100 N. Riverside
Chicago, IL 60606

Re: Stockholder Proposal Submitted by the Sisters of St. Francis of Philadelphia and Other Stockholders

Ladies and Gentlemen:

We have acted as special Delaware counsel to The Boeing Company, a Delaware corporation (the "Company"), in connection with a proposal (the "Proposal") submitted by each of the Sisters of St. Francis of Philadelphia, the Sisters of Charity BVM, the School Sisters of Notre Dame of St. Louis Province, the Sisters of St. Joseph Carondelet, the Sisters of Charity of Saint Elizabeth, Mercy Investment Program, the Convent Academy of the Incarnate Word, the Sisters of Mercy, Regional Community of Detroit Charitable Trust, the Sisters of St. Joseph of Nazareth, MI, the Congregation of Sisters of St. Agnes and the St. Mary's Institute of O'Fallon (collectively, the "Proponents") that each of the Proponents intends to present at the Company's 2010 annual meeting of stockholders (the "Annual Meeting"). In this connection, you have requested our opinion as to a certain matter under the General Corporation Law of the State of Delaware (the "General Corporation Law").

For the purpose of rendering our opinion as expressed herein, we have been furnished and have reviewed the following documents:

(i) the Amended and Restated Certificate of Incorporation of the Company, as filed with the Secretary of State of the State of Delaware on May 5, 2006 (the "Certificate of Incorporation");

(ii) the Bylaws of the Company, as amended and restated on October 7, 2009 (the "Bylaws"); and

(iii) the Proposal and the supporting statement thereto.

With respect to the foregoing documents, we have assumed: (a) the genuineness of all signatures, and the incumbency, authority, legal right and power and legal capacity under all applicable laws and regulations, of each of the officers and other persons and entities signing or whose signatures appear upon each of said documents as or on behalf of the parties thereto;

(b) the conformity to authentic originals of all documents submitted to us as certified, conformed, photostatic, electronic or other copies; and (c) that the foregoing documents, in the forms submitted to us for our review, have not been and will not be altered or amended in any respect material to our opinion as expressed herein. For the purpose of rendering our opinion as expressed herein, we have not reviewed any document other than the documents set forth above, and, except as set forth in this opinion, we assume there exists no provision of any such other document that bears upon or is inconsistent with our opinion as expressed herein. We have conducted no independent factual investigation of our own, but rather have relied solely upon the foregoing documents, the statements and information set forth therein, and the additional matters recited or assumed herein, all of which we assume to be true, complete and accurate in all material respects.

The Proposal

The Proposal reads as follows:

> RESOLVED: that the Board of Directors review and if necessary amend and amplify our Company's code of conduct and statements of ethical criteria for military production-related contract bids, awards and contract execution, and report the results of this process to shareholders within six months of the annual meeting.

Discussion

You have asked our opinion as to whether the Proposal would be a proper subject for action by the stockholders under Delaware law. For the reasons set forth below, in our opinion, the Proposal is not a proper subject for action by the stockholders of the Company under the General Corporation Law because it is not stated in precatory language such that it suggests or recommends that the Board of Directors of the Company take action. Rather the Proposal purports to direct that the Board take certain actions: that the Board "review . . . our Company's code of conduct and statements of ethical criteria for military production-related contracts bids, awards and contract execution" and that it "report the results of this process within six months of the annual meeting." Such a mandate from the stockholders to the directors impermissibly infringes on the management authority of the Board of Directors of the Company under Delaware law, and thus is not a proper subject for stockholder action under Delaware law.

As a general matter, the directors of a Delaware corporation are vested with substantial discretion and authority to manage the business and affairs of the corporation. Section 141(a) of the General Corporation Law, 8 Del. C. §141(a), provides in pertinent part as follows:

> The business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation.

Significantly, if there is to be any variation from the mandate of 8 Del. C. §141(a), it can only be as "otherwise provided in this chapter or in its certificate of incorporation." See, e.g., Lehrman v. Cohen, 222 A.2d 800, 808 (Del. 1966). Consistent with Section 141(a) of the General Corporation Law, the Certificate of Incorporation provides that "[t]he business of the Corporation shall be managed by its Board of Directors." Article NINTH, subsection (b). The Certificate of Incorporation does not grant the stockholders of the Company power to manage the Company with respect to any specific matter or any general class of matters. Thus, under the General Corporation Law the Board of Directors of the Company holds the full and exclusive authority to manage the Company.

The distinction set forth in the General Corporation Law between the role of stockholders and the role of the board of directors is well established. As the Delaware Supreme Court has stated, "[a] cardinal precept of the General Corporation Law of the State of Delaware is that directors, rather than shareholders, manage the business and affairs of the corporation." Aronson v. Lewis, 473 A.2d 805, 811 (Del. 1984). See also Quickturn Design Sys., Inc. v. Shapiro, 721 A.2d 1281, 1291 (Del. 1998) ("One of the most basic tenets of Delaware corporate law is that the board of directors has the ultimate responsibility for managing the business and affairs of a corporation.") (footnote omitted). This principle has long been recognized in Delaware. Thus, in Abercrombie v. Davies, 123 A.2d 893, 898 (Del. Ch. 1956), rev'd on other grounds, 130 A.2d 338 (Del. 1957), the Court of Chancery stated that "there can be no doubt that in certain areas the directors rather than the stockholders or others are granted the power by the state to deal with questions of management policy." Similarly, in Maldonado v. Flynn, 413 A.2d 1251, 1255 (Del. Ch. 1980), rev'd on other grounds sub nom. Zapata Corp. v. Maldonado, 430 A.2d 779 (Del. 1981), the Court of Chancery stated:

> [T]he board of directors of a corporation, as the repository of the power of corporate governance, is empowered to make the business decisions of the corporation. The directors, not the stockholders, are the managers of the business affairs of the corporation.

Id.; 8 Del. C. § 141(a). See also Revlon, Inc. v. MacAndrews & Forbes Holdings, Inc., 506 A.2d 173 (Del. 1986); Adams v. Clearance Corp., 121 A.2d 302 (Del. 1956); Mayer v. Adams, 141 A.2d 458 (Del. 1958); Lehrman, 222 A.2d 800.

The rationale for these statements is as follows:

> Stockholders are the equitable owners of the corporation's assets. However, the corporation is the legal owner of its property and the stockholders do not have any specific interest in the assets of the corporation. Instead, they have the right to share in the profits of the company and in the distribution of its assets on liquidation. Consistent with this division of interests, the directors rather than the stockholders manage the business and affairs of the corporation and the directors, in carrying out their duties, act as fiduciaries for the company and its stockholders.

Norte & Co. v. Manor Healthcare Corp., 1985 WL 44684, at *3 (Del. Ch. Nov. 21, 1985) (citations omitted). As a result, directors may not delegate to others their decision making authority on matters as to which they are required to exercise their business judgment. See Rosenblatt v. Getty Oil Co., 1983 WL 8936, at *18-19 (Del. Ch. Sept. 19, 1983), aff'd, 493 A.2d 929 (Del. 1985); Field v. Carlisle Corp., 68 A.2d 817, 820-21 (Del. Ch. 1949); Clarke Mem'l College v. Monaghan Land Co., 257 A.2d 234, 241 (Del. Ch. 1969). Nor can the board of directors delegate or abdicate this responsibility in favor of the stockholders themselves. Paramount Commc'ns Inc. v. Time Inc., 571 A.2d 1140, 1154 (Del. 1989); Smith v. Van Gorkom, 488 A.2d 858, 873 (Del. 1985).

In exercising their discretion concerning the management of the corporation's affairs, directors are not obligated to act in accordance with the desires of the holders of a majority of the corporation's shares. See Paramount Commc'ns Inc. v. Time Inc., 1989 WL 79880, at *30 (Del. Ch. July 14, 1989) ("The corporation law does not operate on the theory that directors, in exercising their powers to manage the firm, are obligated to follow the wishes of a majority of shares."), aff'd, 571 A.2d 1140 (Del. 1989). For example, in Abercrombie v. Davies, 123 A.2d 893 (Del. Ch. 1956), rev'd on other grounds, 130 A.2d 338 (Del. 1957), the plaintiffs challenged an agreement among certain stockholders and directors which, among other things, purported to irrevocably bind directors to vote in a predetermined manner even though the vote might be contrary to their own best judgment. The Court of Chancery concluded that the agreement was an unlawful attempt by stockholders to encroach upon directorial authority:

> So long as the corporate form is used as presently provided by our statutes this Court cannot give legal sanction to agreements which have the effect of removing from directors in a very substantial way their duty to use their own best judgment on management matters.
>
> Nor is this, as defendants urge, merely an attempt to do what the parties could do in the absence of such an [a]greement. Certainly the stockholders could agree to a course of persuasion but they cannot under the present law commit the directors to a

> procedure which might force them to vote contrary to their own best judgment.
>
> I am therefore forced to conclude that [the agreement] is invalid as an unlawful attempt by certain stockholders to encroach upon the statutory powers and duties imposed on directors by the Delaware corporation law.

Abercrombie, 123 A.2d at 899-900 (citations omitted). Moreover, the Delaware Supreme Court's decision in Quickturn supports the conclusion that the Proposal would contravene Section 141(a) and therefore not be valid under the General Corporation Law. At issue in Quickturn was the validity of a "Delayed Redemption Provision" of a shareholder rights plan, which, under certain circumstances, would prevent a newly elected Quickturn board of directors from redeeming, for a period of six months, the rights issued under Quickturn's rights plan. The Delaware Supreme Court held that the Delayed Redemption Provision was invalid as a matter of law because it impermissibly would deprive a newly elected board of its full statutory authority under Section 141(a) to manage the business and affairs of the corporation:

> One of the most basic tenets of Delaware corporate law is that the board of directors has the ultimate responsibility for managing the business and affairs of a corporation. Section 141(a) requires that any limitation on the board's authority be set out in the certificate of incorporation. The Quickturn certificate of incorporation contains no provision purporting to limit the authority of the board in any way. The Delayed Redemption Provision, however, would prevent a newly elected board of directors from completely discharging its fundamental management duties to the corporation and its stockholders for six months . . . Therefore, we hold that the Delayed Redemption Provision is invalid under Section 141(a), which confers upon any newly elected board of directors full power to manage and direct the business and affairs of a Delaware corporation.

Quickturn, 721 A.2d at 1291-92 (emphasis in original; footnotes omitted). See also id., at 1292 ("The Delayed Redemption Provision 'tends to limit in a substantial way the freedom of [newly elected] directors' decisions on matters of management policy.' Therefore, 'it violates the duty of each [newly elected] director to exercise his own best judgment on matters coming before the board.'") (footnotes omitted).

In our opinion, the General Corporation Law does not permit stockholders to compel directors to take action on matters as to which the directors are required to exercise judgment in a manner which may in fact be contrary to the directors' own best judgment. Yet that is exactly what the Proposal attempts to do, in that it would compel the Board of Directors to review the "Company's code of conduct and statements of ethical criteria" and "report the results of this process to shareholders within six months of the annual meeting" regardless of whether the Board of Directors agrees that the time and expense of such review and report would be in the best interests of the Company and its stockholders. Thus, because the Proposal would "have the effect of removing from directors in a very substantial way their duty to use their own best judgment" concerning the commitment of the Company's resources, Abercrombie, 123 A.2d at 899, in our view, the Proposal, is not a proper subject for action by the stockholders under Delaware law.

Conclusion

Based upon and subject to the foregoing, and subject to the limitations stated herein, it is our opinion that the Proposal is not a proper subject for action by the stockholders under Delaware law.

The foregoing opinion is limited to the General Corporation Law. We have not considered and express no opinion on any other laws or the laws of any other state or jurisdiction, including federal laws regulating securities or any other federal laws, or the rules and regulations of stock exchanges or of any other regulatory body.

The foregoing opinion is rendered solely for your benefit in connection with the matters addressed herein. We understand that you may furnish a copy of this opinion letter to the Securities and Exchange Commission in connection with the matters addressed herein and that you may refer to it in your proxy statement for the Annual Meeting, and we consent to your doing so. Except as stated in this paragraph, this opinion letter may not be furnished or quoted to, nor may the foregoing opinion be relied upon by, any other person or entity for any purpose without our prior written consent.

Very truly yours,

Richards, Layton & Finger, P.A.

CSB/MRW